Exhibit 21.1

SUBSIDIARIES OF SAGEBRUSH GOLD LTD.

The following is a list of subsidiaries of Sagebrush Gold Ltd.:

Subsidiary	Jurisdiction of Organization
The Empire Sports & Entertainment, Co.	Nevada
EXCX Funding Corp.	Nevada
Capital Hoedown, Inc. (66.67% Ownership)	Ontario, Canada
Arttor Gold, LLC.	Nevada
Noble Effort Gold LLC	Nevada
Continental Resources Acquisition Sub, Inc.	Florida